UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

THERMADYNE HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

883435307

(CUSIP Number)

Eve G. Mongiardo
c/o IPC Manager III, L.P.
277 Park Avenue, 39th Floor
New York, New York 10172
(212) 551-4500

Copies to:

David Zeltner, Esq.
Matthew J. Gilroy, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 3, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883435307	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS Thermadyne Technologies, Inc. (formerly known as Razor Holdco Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 883435307	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS IPC/Razor LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 883435307	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Irving Place Capital Partners III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 883435307	Page 5 of 9 Pages

1		NAME OF REPORTING PERSONS IPC Advisors III, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 883435307	Page 6 of 9 Pages

1		NAME OF REPORTING PERSONS JDH Management LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 883435307	Page 7 of 9 Pages

1		NAME OF REPORTING PERSONS John D. Howard
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) X
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER See Item 4
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER See Item 4
	10	SHARED DISPOSITIVE POWER None
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Item 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14		TYPE OF REPORTING PERSON (See Instructions) IN

This Amendment No. 1 amends the Schedule 13D filed on October 14, 2010 (the "Schedule 13D").  On December 3, 2010 (the "Effective Date"), the parties to the Agreement and Plan of Merger, dated as of October 5, 2010 (the "Merger Agreement"), by and among Thermadyne Technologies, Inc. (formerly known as Razor Holdco Inc.) ("Holdco"), Razor Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of Holdco ("Merger Subsidiary"), and Thermadyne Holdings Corporation, a Delaware Corporation (the "Company").  As a result, the Company is now a wholly owned subsidiary of Holdco, and the irrevocable proxy granted to Holdco for 4,496,555 shares of common stock of the Company, par value $0.01 per share ("Company Common Stock") has been terminated in accordance with its terms.   Accordingly, this Amendment No. 1 is the final amendment to Schedule 13D by (i) Holdco; (ii) IPC/Razor LLC, a Delaware limited liability company (“Holdco Parent”); (iii) Irving Place Capital Partners III, L.P., a Delaware limited partnership  (“IPC III"); (iv) IPC Advisors III, L.P., a Cayman Islands exempted limited partnership (“IPC Advisors”); (v) JDH Management LLC, a Delaware limited liability company ("JDH"); and (vi) John D. Howard ("Mr. Howard", and together with Holdco, Holdco Parent, IPC III, IPC Advisors and JDH, the “Reporting Persons”) and is an exit filing.

Item 3.                 Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following between the first and second paragraphs:

The total consideration paid by Holdco in connection with the merger and other transactions described in Item 4 below was approximately $412 million, excluding fees and expenses, which shall be funded through a combination of the issuance of approximately $260 million of senior secured notes, equity contributions to be provided or secured by Irving Place Capital Partners III, L.P. (an investment fund affiliated with Irving Place Capital) or other parties to whom it assigns a portion of its commitment and cash on hand of the Company.

Item 4.                 Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplement by adding the following to the end of (a) - (b):

On December 3, 2010 (the "Effective Date"), the parties to the Agreement and Plan of Merger, dated as of October 5, 2010 (the "Merger Agreement"), by and among Holdco, Merger Subsidiary, and the Company consummated the merger and the other transactions contemplated by the Merger Agreement.  As a result of the effectiveness of the merger and the transactions contemplated by the Merger Agreement, the Company is now a wholly owned subsidiary of Holdco, and, with no public market for the Company's stock, price quotations with respect to sales of the Company's stock in the public market are no longer available, registration of the Company's Common Stock under the federal securities laws will be terminated and the Company is no longer required to file periodic reports with the United State Securities and Exchange Commission.  Also s a result, pursuant to the terms of the Voting Agreement, dated as of October 5, 2010, by and among Holdco and certain investment funds managed by Angelo, Gordon & Co., L.P., the proxy granted to Holdco was terminated on the Effective Date.

Item 5.                 Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restate in its entirety by the following:

(a) – (b):  The responses of the Reporting Persons to Rows 7 through (13) of the cover page of this Schedule 13D are incorporated herein by reference.  The information contained in Item 4 above is incorporated herein by reference.

(c)             To the knowledge of each of the Reporting Persons, no transactions in shares of Company Common Stock have been effected during the past sixty days be any person named pursuant to Item 2.

(d)             Not applicable.

(e)             December 3, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2010

THERMADYNE TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Douglas Korn
	Name:	Douglas Korn
	Title:	President

IPC/RAZOR LLC

By:	/s/ Douglas Korn
	Name:	Douglas Korn
	Title:	President

IRVING PLACE CAPITAL PARTNERS III, L.P. By: IPC Advisors III, L.P., its General Partner By: JDH Management LLC, its General Partner

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

IPC ADVISORS III, L.P. By: JDH Management LLC, its General Partner

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

JDH MANAGEMENT LLC

By:	/s/ John D. Howard
	Name:	John D. Howard
	Title:	Sole Member

JOHN D. HOWARD

/s/ John D. Howard